SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02034682

June 5, 2002

VIA FEDERAL EXPRESS

SUPPL

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 2002
WASH. D.C. 165 SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

dw 6/10

United States Sec Filing
June 5, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Release

1. Press Release – May 9, 2002
   Sultan Options Starlight claims adjacent to the Kena Property

2. Press Release – May 16, 2002
   Stock options granted

3. May 28, 2002
   TSX Venture approval received on starlight property

B. Correspondence with BC Securities Commission

1. Certificate re dissemination to shareholders

C. Financials

1. BC Form 51-901F – For year ended December 31, 2001
2. Annual Report
3. Annual Information Form
4. BC Form 51-901F and financial statements for quarter ended March 31, 2002.

D. Annual General Meeting

1. Notice of Annual and Extraordinary General Meeting
2. Form of proxy

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

May 9, 2002

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN OPTIONS STARLIGHT CLAIMS ADJACENT TO THE KENA PROPERTY

Sultan Minerals Inc. (SUL-tsx venture) is pleased to report that it has entered into an option agreement with Mr. Jack Denny of Nelson, British Columbia, dated April 26, 2002 (the "Agreement"), to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim located adjacent to and contiguous with Sultan's Kena Property, north of the community of Ymir in south-eastern British Columbia. The Agreement is subject to regulatory approval.

Pursuant to the terms of the Agreement, Sultan must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the Agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Mr. Denny, of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the above NSR from Mr. Denny for $1,000,000 upon commencement of commercial production.

The Starlight claims overlie an extensive alteration zone similar in nature to that on Sultan's adjacent Gold Mountain Zone. The property was initially staked in 1894 and has been explored with two underground adits. In the past, exploration focused on a gold bearing quartz vein that is up to 1.5 metres in width and has been traced on surface for 200 metres along strike. Bulk samples of 11 tonnes and 10 tonnes shipped in 1937 and 1981 respectively returned 583 grams of gold, 2,936 grams of silver and 200 kilograms of copper. The claims are contiguous with the Kena Property and the Kena grid will be extended to the west over the Starlight claims.

A.G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

May 16, 2002

Ticker Symbol: **SUL**-tsx venture exchange
SEC 12g3-2(b): 82-4741

STOCK OPTIONS GRANTED

Sultan Minerals Inc. (SUL-TSX Venture Exchange) has granted 775,000 share purchase options to directors, officers, employees and consultants, exercisable for a five-year period at a price of $0.32 per share, with an expiry date of May 16, 2007. The stock options are subject to regulatory approval.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

May 28, 2002

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

TSX VENTURE APPROVAL RECEIVED ON STARLIGHT PROPERTY

Sultan Minerals Inc. (SUL-tsx venture) is pleased to report that the TSX Venture Exchange has accepted for filing an option agreement (the "Agreement") dated April 16, 2002, between the Company and Mr. Jack Denny (the "Optionor").

Under the terms of the Agreement, the Company has the right and option to earn a 100% interest in 4 claim units (75 hectares) namely, the Starlight property (the "Property") located north of Ymir in south-eastern British Columbia by making total cash payments of $15,000 and issuing 60,000 common shares to the Optionor over a two-year period.

The Optionor will retain Net Smelter Returns ("NSR") of 1.0% from production of gold, silver and other metals. The Company will have the right to purchase the above NSR from the Optionor for $1,000,000 upon commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of distribution from treasury.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 21, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: SULTAN MINERALS INC.

We confirm that the following material was sent by pre-paid mail on May 21, 2002, to the registered shareholders of the subject Corporation:

1. Annual Report 2001/Management Discussion and Analysis/Financial Statements as at December 31, 2001 and 2000
2. Notice of Annual and Extraordinary General Meeting/Information Circular/Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2001/ Schedule B
3. Proxy
4. *Supplemental Mailing List Return Card*
5. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF SULTAN MINERALS INC. (the "Company")

TO BE HELD AT Suite 1400 – 570 Granville Street,
Vancouver, British Columbia, V6C 3P1

ON Wednesday, June 26th, 2002, AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, Arthur G. Troup, President of the Company, or failing this person, Frank A. Lang, Chairman of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and Extraordinary General Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at four.	______	______
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.	______	______
3.	To elect as Director, Sargent H. Berner.	______	______
4.	To elect as Director, Benjamin Ainsworth.	______	______
5.	To elect as Director, Arthur G. Troup.	______	______
6.	To appoint Morgan & Company, Chartered Accountants, as Auditor of the Company at a remuneration to be fixed by the board of directors.		
		For	**Against**
7.	To pass a special resolution amending the Memorandum of the Company to increase the number of Common Shares the Company is authorized to issue from 50,000,000 Common Shares without par value to 500,000,000 Common Shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital.	______	______
8.	To transact such other business as may properly come before the Meeting.	______	______

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated May 17, 2002.**

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** **the Member can** ***appoint another person*****, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number for receiving proxies is (604) 683-3694.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.	MARCH 31, 2002	2002 MAY 24

ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
A. Troup	ARTHUR G. TROUP	2002 MAY 24
F. A. Lang	FRANK A. LANG	2002 MAY 24

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
MARCH 31, 2002
(unaudited – prepared by management)

SULTAN MINERALS INC.

BALANCE SHEETS
(Unaudited - prepared by management)

	March 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 965,820	$ 1,269,449
Amounts receivable	88,198	82,404
	1,054,018	1,351,853
Reclamation deposits	14,000	14,000
Investments	3,913	3,913
Mineral property interests (see schedule)	3,433,725	3,172,440
	$ 4,505,656	$ 4,542,206
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 105,527	$ 102,782
Future income taxes	628,665	628,665
	734,192	731,447
Shareholders' equity		
Share capital	11,108,803	10,821,678
Share subscriptions	-	252,000
Deficit	(7,337,339)	(7,262,919)
	3,771,464	3,810,759
	$ 4,505,656	$ 4,542,206

Approved by the Board

/s/Arthur G. Troup
Arthur G. Troup
Director

/s/Frank A. Lang
Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Expenses (Income)		
Legal, accounting and audit	$ 3,269	$ 2,163
Office and administration	4,955	16,847
Property investigations	780	-
Salaries and benefits	32,114	8,476
Shareholder communications	32,889	4,848
Travel and conferences	2,716	-
Interest and other income	(2,303)	(405)
	74,420	31,929
Loss for the period	(74,420)	(31,929)
Deficit, beginning of period	(7,262,919)	(7,047,268)
Deficit, end of period	$ (7,337,339)	$ (7,079,197)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	32,587,678	16,656,537

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended March 31, 2002	2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (74,420)	$ (31,929)
Changes in non-cash working capital		
Amounts receivable	(5,794)	5,371
Accounts payable and accrued liabilities	2,745	29,812
	(77,469)	3,254
Investments		
Mineral property interests:		
Acquisition costs	(5,474)	(735)
Exploration and development costs	(244,311)	(13,114)
	(249,785)	(13,849)
Financing		
Share subscriptions	-	-
Common shares issued for cash	23,625	-
	23,625	-
Decrease in cash and cash equivalents during the period	(303,629)	(10,595)
Cash and cash equivalents, beginning of period	1,269,449	35,897
Cash and cash equivalents, end of period	$ 965,820	$ 25,302
Supplemental information		
Issuance of shares for debt settlement	$ -	$ 88,553
Shares issued for mineral property interests	$ 11,500	$ -

The accompanying financial statements for the interim periods ended March 31, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at March 31, 2002, of $948,491.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Change in accounting policies

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. For grants made to non-employees outstanding at January 1, 2002, the new recommendations are applied retroactively, without restatement. No compensation cost is recorded for all other stock-based employee compensation awards. The changes have not had an impact on the Company's financial position. The Company is also required to disclose the pro forma effect of and to employee awards that are direct awards of stock and call for settlement in cash or other assets that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement. During the three months ended March 31, 2002, the Company has not awarded any stock options. The Company has no change in its retained earnings at the beginning of 2002.

3. **Mineral property interests**

The Company has entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that the Company must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to Arbutus over a three-year period. The Company must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A net smelter royalty ("NSR") of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). The Company will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production.

4. **Investments**

	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at March 31, 2002, was $602 (2001 - $241).

5. **Share capital**

The authorized share capital of the Company consists of 50,000,000 common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for other		
Silver King property payment at $0.23	50,000	11,500
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	140,000	21,000
Options exercised at $0.21	12,500	2.625
Balance, March 31, 2002	32,865,706	$11,108,803

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the Canadian Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At March 31, 2002, the Company could issue up to 3,286,571 (2000 – 1,748,303) stock options. At March 31, 2002, there were 2,313,500 (2000 – 1,120,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

During the three months ended March 31, 2002, 12,500 stock options were exercised at $0.21.

5. **Share capital (continued)**

(b) Share purchase warrants

As at March 31, 2002, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
626,667	$0.25/$0.30	October 24, 2002
1,585,000	0.15/0.25	May 2, 2002/03
300,000	0.25/0.30	October 9, 2002/03
392,000	0.17	October 9, 2002
1,999,999	0.25/0.30	August 13, 2002/03
353,238	0.28	December 31, 2002
500,000	0.32	January 18, 2003
150,000	0.28	January 18, 2003
5,906,904		

6. **Related party transactions and balances**

Services rendered:		2002		2001
LMC Management Services Ltd. (a)	$	63,801	$	--
Lang Mining Corporation (b)	$	--	$	38,740

Balances receivable from (payable to) (d):		2002		2001
LMC Management Services Ltd. (a)	$	8,796	$	
Lang Mining Corporation (b)	$	(1,954)	$	(20,788)
Emgold Mining Corporation (c)	$	3,905	$	1,860
Valerie Gold Resources Ltd. (c)	$	(2,180)	$	--
Cream Minerals Ltd. (c)	$	88	$	70

(a) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company owned by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Lang Mining provided management services at a rate of $2,500 per month, and provided accounting, geological, and other services at cost plus 15%, until June 1, 2001. Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the monthly management fee and administration fee, and is no longer performing administrative and other services to the Company. During the three months ended March 31, 2001, 885,531 common shares were issued in exchange for $88,553 in debt.

6. Related party transactions and balances (continued)

(c) The Company's investments include shares in a listed company with two common directors.

(d) Balances receivable from and payable to related parties are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets. These amounts are non-interest bearing and due on demand.

7. Subsequent event

Subsequent to the three months ended March 31, 2001, the Company entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in south-eastern British Columbia. The agreement is subject to regulatory approval.

Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. The Company will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

		March 31, 2002		December 31, 2001
Jersey-Emerald Property, British Columbia				
Acquisition costs				
Balance, beginning of period	$	662,120	$	661,295
Incurred during the period		-		825
Balance, end of period		662,120		662,120
Exploration and development costs				
Assays and analysis		-		99
Geological		4,711		5,504
Site activities		50		3,942
Incurred during the period		4,761		9,545
Balance, beginning of period		1,218,734		1,209,189
Balance, end of period		1,223,495		1,218,734
		1,885,615		1,880,854
Kena Property, British Columbia				
Acquisition costs				
Balance, beginning of period		151,517		37,397
Incurred during the period		16,974		114,120
Balance, end of period		168,491		151,517
Exploration and development costs				
Assays and analysis		16,760		86,566
Drilling		127,298		385,195
Geological		74,828		324,490
Site activities		13,342		13,729
Travel and accommodation		7,322		45,534
Incurred during the period		239,550		855,514
Balance, beginning of period		1,140,069		284,555
Balance, end of period		1,379,619		1,140,069
		1,548,110		1,291,586
Total mineral property interests	$	3,433,725	$	3,172,440

SULTAN MINERALS INC.
QUARTERLY REPORT
March 31, 2002

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 7 to the unaudited financial statements for the three months ended March 31, 2002.

3. (a) Securities issued during the three months ended March 31, 2002

Date of Issue	Type of Security	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Jan. 18, 2002	Common	1,000,000	0.28	280,000	Private placement-cash	28,000
Jan. 25, 2002	Common	15,000	0.15	2,250	Warrants-cash	Nil
Feb. 5, 2002	Common	12,500	0.21	2,625	Options-cash	Nil
Feb. 5, 2002	Common	125,000	0.15	18,750	Warrants-cash	Nil
Feb. 27, 2002	Common	50,000	0.23	11,500	Property payment	Nil

(b) Options granted during the three months ended March 31, 2002

Nil

4. (a) Authorized Capital

50,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at March 31, 2002

32,865,706 common shares are issued and outstanding.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price($)	Expiry Date
112,500	0.21	December 15, 2002
50,000	0.15	January 15, 2004
50,000	0.21	August 25, 2004
710,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
2,313,500		

(ii) Warrants Outstanding

See note 6(b) to the unaudited financial statements for the three months ended March 31, 2002, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Quarterly Report
March 31, 2002

Schedule C: Management Discussion and Analysis of Financial Condition For The Three Months Ended March 31, 2002 and 2001

Overview

The Company's principal business is the exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Results of Operations

For the fiscal three months ended March 31, 2002 ("fiscal 2002"), the Company earned $2,303 in interest and other revenue, with a loss for the period of $74,420 ($0.00 per common share), compared to $405 in interest and other revenue in the same period in March 31, 2001 ("fiscal 2001") and a loss for fiscal 2001 of $31,929 ($0.01 per common share). The Company has working capital as at March 31, 2002, of $948,491.

Expenses

Interest revenue has increased marginally in fiscal 2002 from $405 in fiscal 2001 to $2,303 due to higher cash balances in fiscal 2002. Total expenses were $76,723 in fiscal 2002 as compared to $32,334 in fiscal 2001. Legal, accounting and audit expenses increased from $2,163 in fiscal 2001 to $3,269 in fiscal 2002. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") for the first six months of fiscal 2001, with no comparable expense in fiscal 2002. The Company paid Lang Mining $2,500 per month in management fees and a 15% administrative charge on all costs paid by Lang Mining, which is included in office and administration costs in fiscal 2001. Commencing August 1 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

Office and administration costs have decreased from $16,847 in fiscal 2001 to $4,955 in fiscal 2002. Salaries and benefits have increased from $8,476 in fiscal 2001 to $32,114 in fiscal 2002 due to the increased activity during the period by the Company as compared to fiscal 2001. Shareholder communications costs have increased from $4,848 in fiscal 2001 to $32,889 in fiscal 2002. The Company has hired a media relations' consultant to assist the Company with the increased media attention related to the exploration on the Kena property located near Salmo, British Columbia. The media relations costs total $14,850 and are included in shareholder communications. During the quarter, two presentations were made on the Kena property at two geological conferences. Transfer agent and filing fees in fiscal 2002 of $4,563 are included in shareholder communications costs, compared with $803 in fiscal 2001. Expenses for fiscal 2002 will continue to be at a higher level in fiscal 2002 than fiscal 2001 due to the increased exploration and financing activity by the Company.

Quarterly Report
March 31, 2002

Financing Activities and Capital Expenditures

The Company expended $256,524 in acquisition and exploration costs on the Kena Property and $4,761 on the Jersey Emerald Property in the first quarter of fiscal 2002 for a total expenditure of $261,285 on mineral property interests.

During the three months ended March 31, 2002, a private placement for 1,000,000 units was completed at a price of $0.28 per unit, for net proceeds after commissions of $252,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares of the Company until January 18, 2003, at a price of $0.28 per share. Also during the period ended March 31, 2002, 140,000 warrants were exercised at $0.15 and 12,500 stock options were exercise at $0.21 to provide $23,625 to the treasury.

During the three months ended March 31, 2002, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that Sultan must make total cash payments of $130,000 and issue 250,000 common shares to Arbutus over a three-year period. Sultan must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production. The Company paid $5,000 and issued 50,000 common shares to the optionor of the property during the three months ended March 31, 2002.

Subsequent to the three months ended March 31, 2001, Sultan entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in south-eastern British Columbia. The agreement is subject to regulatory approval.

Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

The Starlight claims overlie an extensive alteration zone similar in nature to that on Sultan's adjacent Gold Mountain Zone. The property was initially staked in 1894 and has been explored with two underground adits. In the past, exploration focused on a gold bearing quartz vein that is up to 1.5 metres in width and has been traced on surface for 200 metres along strike. Bulk samples of 11 tonnes and 10 tonnes shipped in 1937 and 1981 respectively returned 583 grams of gold, 2,936 grams of silver and 200 kilograms of copper. The claims are contiguous with the Kena Property and the Kena grid will be extended to the west over the Starlight claims.

Quarterly Report
March 31, 2002

All of the Company's short to medium-term operating and exploration cash flow must be derived from external financing. The Company believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors; the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For fiscal 2002, Sultan will continue to focus its exploration activity on the Kena Project near Ymir, and will review the planned 2002 exploration programs on the Jersey and Emerald properties. Drilling is expected to commence in late May or in June on the Kena property, when the snow pack has melted.